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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          MicroTel International, Inc.
                                (Name of Issuer)

                         Common Stock, $.0033 par value
                         (Title of Class of Securities)

                                    59514K209
                                 (CUSIP Number)


              Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
           212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  MAY 16, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D


CUSIP No. 59514K209




1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Carmine T. Oliva

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) []

3               SEC USE ONLY

4               SOURCE OF FUNDS (see instructions)
                  OO

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.


       NUMBER OF          7       SOLE VOTING POWER
         SHARES                        1,345,796
      BENEFICIALLY
        OWNED BY          8       SHARED VOTING POWER
          EACH                          498,994
        REPORTING         9       SOLE DISPOSITIVE POWER
         PERSON                        1,345,796
          WITH            10      SHARED DISPOSITIVE POWER
                                        498,994


11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         1,844,790

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)            []

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                16.33%

14              TYPE OF REPORTING PERSON
                   IN



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                                  SCHEDULE 13D


CUSIP No. 59514K209




1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Capital Source Partners

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) []

3               SEC USE ONLY

4               SOURCE OF FUNDS (see instructions)
                  OO

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                New Jersey


       NUMBER OF          7        SOLE VOTING POWER
         SHARES                          - 0 -
      BENEFICIALLY        8        SHARED VOTING POWER
        OWNED BY                         - 0 -
          EACH            9        SOLE DISPOSITIVE POWER
        REPORTING                        - 0 -
         PERSON           10       SHARED DISPOSITIVE POWER
          WITH                           - 0 -


11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                                 - 0 -

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)               []

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0%

14              TYPE OF REPORTING PERSON
                   PN


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                                  SCHEDULE 13D


CUSIP No. 59514K209




1               NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Samuel J. Oliva

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [X]
                (b) []

3               SEC USE ONLY


4               SOURCE OF FUNDS (see instructions)
                  OO

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                Not Applicable

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.


       NUMBER OF          7        SOLE VOTING POWER
         SHARES                            706,441
      BENEFICIALLY        8        SHARED VOTING POWER
        OWNED BY                           - 0 -
          EACH            9        SOLE DISPOSITIVE POWER
        REPORTING                          706,441
         PERSON           10       SHARED DISPOSITIVE POWER
          WITH                             - 0 -

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                            706,441

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES (See Instructions)              []

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.25%

14              TYPE OF REPORTING PERSON
                   IN

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                  This Amendment No. 1 amends and supplements the Schedule 13D jointly filed on April 4, 1997 by Capital Source Partners, Carmine T. Oliva, and Samuel J. Oliva with respect to the common stock, $.0033 par value of MicroTel International, Inc., reported therein.


Item 2            Identity and Background.

                  Item 2 is hereby amended and supplemented to add the following:

                  (a) This statement is being filed jointly by Carmine T. Oliva, individually, Samuel J. Oliva, individually (collectively the "Olivas"), and Capital Source Partners ("CSP"), a New Jersey partnership. CSP directly owned, as of April 4, 1997, 2,406,358 shares of the Issuer's outstanding common stock (the "Shares") and, as of the date of filing, owns no Shares. Carmine T. Oliva directly owned 1,345,796 Shares and may have been deemed to beneficially own an additional 2,406,358 Shares on April 4, 1997. As of the date of filing, Carmine
T. Oliva now directly owns 1,345,796 Shares, owns another 417,105 Shares jointly with his wife Georgeann, and may be deemed to beneficially own another 81,889 Shares held individually by his wife, Georgeann. Samuel J. Oliva directly owned 280,617 Shares and may have been deemed to beneficially own an additional 425,824 Shares as of April 4, 1997. As of the date of filing, Samuel J. Oliva now directly owns 706,441 Shares.

Item 3            Source and Amount of Funds or Other Consideration.

                  Item 3 is hereby amended and supplemented to add the following:

                  Subsequent to the consummation of the Merger, the Issuer issued an additional 2,000,000 Shares of common stock. Thus, there are currently approximately 11,296,276 Shares of the Issuer's common stock outstanding.

Item 4            Purpose of Transaction.

                  Item 4 is hereby amended and supplemented to add the following:

                  (a) On May 13, 1997, CSP, pursuant to the terms of an Agreement Dissolving General Partnership (the "Dissolution Agreement"), a copy of which is attached as Exhibit 3 to this Amendment to Schedule 13D, agreed to dissolve their Partnership, effective as of the close of business on the date that consents of a majority in interest of the Partners was obtained, which was May 13, 1997.



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                  Pursuant to the terms of the Dissolution Agreement, on or
about May 16, 1997, the 2,406,358 aggregate Shares of the Issuer's outstanding common stock were distributed to each General Partner of CSP, according to his, her or its percentage interest in the partnership.

                  Accordingly, as of May 16, 1997, the date of the transfer of Shares, CSP no longer owns any Shares of the Issuer, Carmine T. Oliva directly owns 1,345,796 Shares and, together with his wife, Georgeann, jointly and/or beneficially owns 498,994 Shares, for a total aggregate ownership of 1,844,790 Shares, and Samuel J. Oliva directly owns 706,441 Shares.

Item 5            Interest in Securities of the Issuer.

                  Item 5 is hereby amended and supplemented to add the following:

                  (a) With the consummation of both the Merger and the Regulation S transaction, there are 11,296,276 Shares of the Issuer's Common Stock outstanding. Pursuant to the terms of the Dissolution Agreement, CSP no longer owns any Shares of the Issuer's common stock. Carmine T. Oliva directly owns 1,345,796 Shares, owns 417,105 Shares jointly with his wife, Georgeann Oliva and may be deemed to beneficially own another 81,889 Shares, held individually by his wife Georgeann, being 1,844,790 Shares in the aggregate or 16.33%. Samuel J. Oliva directly owns 706,441 Shares, or 6.25%.

                  (b) Carmine T. Oliva jointly owns 417,105 Shares with his wife, Georgeann Oliva, and may be deemed to beneficially own another 81,889 Shares, held individually by his wife, Georgeann, and thus shares voting and dispositive powers regarding the same.

                  (c) Other than the Shares acquired in the Merger and pursuant to the Dissolution Agreement, CSP and the Olivas did not effect any transactions in the Common Stock of the Issuer during the past sixty (60) days.

                  (d)      Not applicable.

                  (e) CSP ceased to be a beneficial owner of the Shares on May 16, 1997.



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Item 6            Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and supplemented to add the following information:

                  See Item 4.


Item 7            Material to be Filed as Exhibits.


                  Item 7 is hereby amended and supplemented to add the following information:

                  Exhibit 3 - Agreement Dissolving General Partnership
                              (certain exhibits and attachments omitted).


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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   May 22, 1997                               /s/ Carmine T. Oliva
                                                    --------------------
                                                        Carmine T. Oliva




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                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    May 22, 1997                                  /s/ Samuel J. Oliva
                                                        ---------------------
                                                            Samuel J. Oliva




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                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   May 22, 1997                           /s/ Carmine T. Oliva
                                                -----------------------------
                                                Carmine T. Oliva, Former
                                                Managing Partner of Dissolved
                                                Capital Source Partners








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